SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated May 13, 2020 between
Roundhill Financial Inc.
and
Exchange Traded Concepts, LLC
and
LISTED FUNDS TRUST

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate
Roundhill Global Esports ETF	$20,000	0.04%
Roundhill Sports Betting & iGaming ETF	$20,000	0.04%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of May 19, 2020.

ROUNDHILL FINANCIAL INC. By: /s/ Tim Maloney Name: Tim Maloney Title: Chief Investment Officer
EXCHANGE TRADED CONCEPTS, LLC By: /s/ J. Garrett Stevens Name: J. Garrett Stevens Title: Chief Executive Officer
LISTED FUNDS TRUST By: /s/ Kent P. Barnes Name: Kent P. Barnes Title: Secretary